SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)

                       Coastal Physician Group, Inc.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                  19049510
                               (CUSIP Number)

                           Steven M. Scott, M.D.
                           3711 Stoneybrook Drive
                        Durham, North Carolina 27705
                               (919) 383-0355
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              With a copy to:

                          Daniel E. Stoller, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                              October 23, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule
     13d-1(b)(3) or (4), check the following box ( ).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     13D
      CUSIP NO. 19049510

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        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Steven M. Scott, M.D.

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        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) (X)
                                                       (b) ( )

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        3   SEC USE ONLY

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        4   SOURCE OF FUNDS
            OO

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        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ( )
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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        6   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

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                             7    SOLE VOTING POWER

                                  17,765,136 Common Shares
             NUMBER OF       ----------------------------------------------
              SHARES         8    SHARED VOTING POWER
            BENEFICIALLY
             OWNED BY             654,909 Common Shares
               EACH          ----------------------------------------------
             REPORTING       9    SOLE DISPOSITIVE POWER
               PERSON
                 WITH             17,765,136 Common Shares
                             ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  654,909 Common Shares

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       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            18,420,045 Common Shares

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       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES           ( )

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       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            51.0%

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       14   TYPE OF REPORTING PERSON
            IN



---------------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Scott Medical Partners, LLC

---------------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) (X)
                                                       (b) ( )

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        3   SEC USE ONLY

---------------------------------------------------------------------------
        4   SOURCE OF FUNDS
            OO

---------------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ( )
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Tennessee
---------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  5,434,977 Common Shares
        NUMBER OF            ----------------------------------------------
         SHARES              8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0  Common Shares
         EACH                ----------------------------------------------
       REPORTING             9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                     5,434,977  Common Shares
                             ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0  Common Shares

---------------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            5,434,977  Common Shares

---------------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES           ( )

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       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            15.0%

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       14   TYPE OF REPORTING PERSON
            CO



---------------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            The Signal Fund, L.P.

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        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) (X)
                                                       (b) ( )

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        3   SEC USE ONLY

---------------------------------------------------------------------------
        4   SOURCE OF FUNDS
            OO

---------------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ( )
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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        6   CITiZENSHIP OR PLACE OF ORGANIZATION
            Tennessee

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                             7    SOLE VOTING POWER

                                  815,000  Common Shares
             NUMBER OF       ----------------------------------------------
              SHARES         8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY             0  Common Shares
              EACH           ----------------------------------------------
            REPORTING
              PERSON         9    SOLE DISPOSITIVE POWER
               WITH
                                  815,000 Common Shares
                             ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0  Common Shares

---------------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
             815,000  Common Shares

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       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES           ( )

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       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.3%

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       14   TYPE OF REPORTING PERSON
            PN



---------------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            The Steven M. Scott Family Limited Partnership

---------------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) (X)
                                                       (b) ( )

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        3   SEC USE ONLY

---------------------------------------------------------------------------
        4   SOURCE OF FUNDS
            OO

---------------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ( )
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Tennessee

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                             7    SOLE VOTING POWER

                                  535,766 Common Shares
             NUMBER OF       ----------------------------------------------
              SHARES         8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY             0  Common Shares
               EACH          ----------------------------------------------
            REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON
              WITH                535,766  Common Shares
                             ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0  Common Shares

---------------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             535,766  Common Shares

---------------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES           ( )

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       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.5%

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       14   TYPE OF REPORTING PERSON
            PN



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        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Century American Insurance Company

---------------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) (X)
                                                       (b) ( )

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        3   SEC USE ONLY

---------------------------------------------------------------------------
        4   SOURCE OF FUNDS
            OO

---------------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ( )
            REQUIRED PURSUANT TO  ITEM 2(d) OR 2(e)

---------------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Tennessee

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                             7    SOLE VOTING POWER

                                  303,334  Common Shares
             NUMBER OF       ----------------------------------------------
              SHARES         8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY             0  Common Shares
             EACH            ----------------------------------------------
           REPORTING
             PERSON          9    SOLE DISPOSITIVE POWER
              WITH
                                  303,334  Common Shares
                             ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0  Common Shares

---------------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             303,334 Common Shares

---------------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*           ( )

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       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.8%

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       14   TYPE OF REPORTING PERSON
            CO



---------------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            The  Scott Family Foundation, Inc.

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        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) (X)
                                                       (b) ( )

---------------------------------------------------------------------------
        3   SEC USE ONLY

---------------------------------------------------------------------------
        4   SOURCE OF FUNDS
            OO

---------------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ( )
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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        6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Florida

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                             7    SOLE VOTING POWER

                                  39,110  Common Shares
             NUMBER OF       ----------------------------------------------
              SHARES         8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY             0  Common Shares
              EACH           ----------------------------------------------
            REPORTING        9    SOLE DISPOSITIVE POWER
             PERSON
              WITH                39,110  Common Shares
                             ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0  Common Shares

---------------------------------------------------------------------------
       11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,110 Common Shares

---------------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES           ( )

---------------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1%

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       14   TYPE OF REPORTING PERSON
            CO



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        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            S&WLP

---------------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) (X)
                                                       (b) ( )

---------------------------------------------------------------------------
        3   SEC USE ONLY

---------------------------------------------------------------------------
        4   SOURCE OF FUNDS
            OO

---------------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ( )
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Tennessee

---------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  119,143 Common Shares
             NUMBER OF       ----------------------------------------------
              SHARES         8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY             0  Common Shares
              EACH           ----------------------------------------------
            REPORTING        9    SOLE DISPOSITIVE POWER
             PERSON
              WITH                119,143  Common Shares
                             ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0 Common Shares

---------------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             119,143 Common Shares

---------------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*           ( )

---------------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.3%

---------------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON
            PN



          This statement amends and supplements the Schedule 13D relating to the beneficial ownership of Common Stock, par value $.01 per share (the "Common Stock") of Coastal Physician Group, Inc., a Delaware corporation (the "Issuer"), filed jointly with the Securities and Exchange Commission by and on behalf of Steven
     M. Scott, M.D., an individual ("Dr. Scott"); Scott Medical Partners, LLC, a limited liability company of which Dr. Scott is a Member; The Signal Fund, L.P., a limited partnership for which Dr. Scott holds investment power through Scott Medical Partners, LLC; The Steven M. Scott Family Limited Partnership, a limited partnership of which Dr. Scott is the General Partner; Century American Insurance Company, a corporation of which Dr. Scott is the sole owner; The Scott Family Foundation, Inc., a private foundation of which Dr. Scott is the sole trustee; and S&WLP, a limited partnership of which Dr. Scott is the sole Limited Partner. A Joint Filing Agreement is attached hereto as
     Exhibit 1 with respect to the filing parties. Except as disclosed herein there has been no change in the information previously reported on Schedule 13D.

     ITEM 2.  IDENTITY AND BACKGROUND

          David B. Plyler is no longer the General Partner of The Signal Fund, L.P. The sole General Partner of The Signal Fund, L.P. is Bertram E. Walls, M.D. Certain information concerning Dr. Walls is included in Schedule A previously filed with this
     Schedule 13D.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Dr. Scott currently may be deemed to be the beneficial owner of 18,420,045 shares, or 51.0%, of the Issuer's Common Stock. Such percentage ownership has been calculated by Dr.Scott as follows: Dr. Scott understands that the Issuer currently has outstanding 36,119,073 shares of Common Stock after giving effect to the conversions of shares of Convertible Preferred Stock as described below in this Item 3. The Issuer previously issued to Dr. Scott an aggregate of 1,159,654 shares of Convertible Preferred Stock, each of which was generally entitled to ten votes per share and, subject to prior shareholder approval, was convertible into ten shares of Common Stock, or an aggregate of 11,637,550 shares of Common Stock. In addition, the Company issued to Dr. Walls 4,101 shares of Convertible Preferred Stock which Dr. Scott purchased from Dr. Walls.

          On August 29, 1997 at the 1997 Annual Meeting of Shareholders of the Issuer, the shareholders voted to approve the issuance of Common Stock of the Issuer upon the conversion of the Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Shares"), the conversion of the Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Shares") and the conversion of the Series C Convertible Preferred Stock, par value $.01 per share (the "Series C Shares"). On October 23, 1997, the 32,739 shares of the Issuer's Series B Shares were converted into 327,390 shares of Common Stock of the Issuer, the 46,033 shares of the Issuer's Series A Shares were converted into 460,330 shares of Common Stock of the Issuer, and the 1,084,983 shares of the Issuer's Series C Shares were converted into 10,849,830 shares of Common Stock of the Issuer.

          Of the shares of Common Stock beneficially owned by Dr. Scott, all shares were acquired by Dr. Scott from the time he founded the Issuer in 1977 to the Issuer's initial public offering in 1991 through the use of personal funds, except that 100 shares were acquired by Dr. Scott following the Issuer's initial public offering via open market purchases through the use of personal funds, 10,849,830 shares were acquired as a result of the conversion of the Series C Shares described above, an aggregate of 466,690 shares were acquired directly from the Issuer in two transactions previously described in this Item 3 of
     Schedule 13D, and 2,392 shares are subject to option and exercisable within 60 days.

     ITEM 4.  PURPOSE OF TRANSACTION.

          Item 4 of this Schedule 13D is revised by restating the first sentence of the last paragraph thereof to read as follows:

          Notwithstanding the foregoing, Dr. Scott reserves the right to purchase or dispose of additional shares of the Issuer's securities in the future and to adopt at some future date the plans and proposals described above in paragraphs (a) - (j) of this Item 4.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) As discussed above in Item 3, Dr. Scott currently may be deemed to be the beneficial owner of 18,420,045 shares, or 51.0%, of the Issuer's Common Stock. Such shares are the aggregate number of shares included in the Schedule 13D, and are held as set forth below:

     Name of Person/Entity        Shares Owned    Percent of Outstanding

       Dr. Scott                  11,172,715              30.9%

       Scott Medical               5,434,977              15.0%

       The Signal Fund, L.P.         815,000               2.3%

       The Steven M. Scott           535,766               1.5%
         Family Limited
         Partnership

       Century American              303,334               0.8%

       The Scott Family               39,110               0.1%
         Foundation, Inc.

       S&WLP                         119,143               0.3%


          (b) Of the 18,420,045 shares of Common Stock beneficially owned by Dr. Scott, Dr. Scott (i) has sole voting power over 17,765,136 shares, (ii) shares voting power over 654,909 shares with Dr. Walls, (iii) has sole dispositive power over 17,765,136 shares, and (iv) shares dispositive power over 654,909 shares with Dr. Walls.

          (c) Except for the conversion of the Series C Shares as described in Item 3 above, during the past 60 days Dr. Scott has not engaged in any transactions in the Issuer's securities.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1:          Joint Filing Agreement of Steven M.
                              Scott, M.D., Scott Medical Partners,
                              LLC, The Signal Fund, L.P., The Steven
                              M. Scott Family Limited Partnership,
                              Century American Insurance Company, The
                              Scott Family Foundation, Inc. and S&WLP, pursuant to Rule 13d-1(f).


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     October 30, 1997

                           /s/ Steven M. Scott, M.D.
                          ____________________________________
                          Steven M. Scott, M.D.


                          SCOTT MEDICAL PARTNERS, LLC

                          By:  /s/ Bertram E. Walls, M.D.
                             _________________________________
                              Name:  Bertram E. Walls, M.D.
                              Title: Manager


                          THE SIGNAL FUND, L.P.

                          By:   /s/ Bertram E. Walls, M.D.
                             _________________________________
                              Name:  Bertram E. Walls, M.D.
                              Title: General Partner


                          THE STEVEN M. SCOTT FAMILY LIMITED PARTNERSHIP

                          By:   /s/ Steven M. Scott, M.D.
                              _________________________________
                              Name:  Steven M. Scott, M.D.
                              Title: General Partner


                          CENTURY AMERICAN INSURANCE COMPANY

                          By:     /s/ Bertram E. Walls, M.D.
                              _________________________________
                              Name:  Bertram E. Walls, M.D.
                              Title: Chairman of the Board of Directors


                          THE SCOTT FAMILY FOUNDATION, INC.

                          By:   /s/ Steven M. Scott, M.D.
                              __________________________________
                              Name:  Steven M. Scott, M.D.
                              Title: President


                          S&WLP

                          By:  /s/ Bertram E. Walls, M.D.
                              __________________________________
                              Name:  Bertram E. Walls, M.D.
                              Title: General Partner